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                                                                File No. 70-9671

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION
                                    (RULE 24)

                                  POWERGEN PLC

         In accordance with the order of the Securities and Exchange Commission dated December 6, 2000, Holding Company Act Release No. 27291 (the "Order"), Powergen plc ("Powergen") hereby submits its report for the semiannual period ended June 30, 2002 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order (each, a "Reporting Requirement"), together with the response thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

-----------------------
REPORTING REQUIREMENT NO. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by Powergen during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

SHARES ISSUANCES:


                                             Market Price/Sale
    Date of                                   Price per share    No. of Ordinary      Proceeds          Proceeds
    Issuance          Details of Issue         (if different)     Shares Issued         (GBP)            (USD)*
  ------------  ---------------------------  -----------------  ------------------ -----------------  ------------
    Various      Aggregate allotments of          Various              263,767            L542,008        $826,183
                 Powergen plc Ordinary
                 Shares under the Staff
                 ShareSave Scheme

    Various      Aggregate allotments of          Various              702,796          L3,695,720      $5,633,386
                 Powergen plc Ordinary
                 Shares under the
                 Executive Share Option
                 Scheme

                 Allotment of Powergen plc                            None.
                 Ordinary Shares under
                 Profit Sharing Share
                 Scheme

* In this report, a conversion ratio of 1 GBP to 1.5243 USD has been used, the closing rate on June 30, 2002.


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DEBT ISSUANCES:   None.

-----------------------
REPORTING REQUIREMENT NO. 2: The amount of guarantees issued during the Reporting Period by Powergen, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:


   Date of                                                                                         Guaranteed Debt
 Issuance of   Name of        Name of         Amount of                                              outstanding
  Guaranty    Guarantor    Beneficiary        Guaranty                Purpose of Guaranty           as at 6/30/02
------------  ---------  ---------------  ------------------ -----------------------------------  -----------------
   Various    Powergen   Various          All transactions*   Guarantee of Powergen US Holdings'  Notional Amount
              plc        counterparties                       obligations and liabilities         of Interest Rate
                                                              relating to Treasury transactions,  swaps:  USD
                                                              principally interest rate and       $2,060,000,000.
                                                              cross currency swaps executed
                                                              under ISDA documentation.
                                                                                                  Notional amount
                                                                                                  of currency
                                                                                                  swaps:  USD $0.

NOTE: Guaranteed amounts at end of Reporting Period under term & revolving credit facility: USD $400,000,000.

         Guaranteed debt amounts at the end of the Reporting Period under the CP
         Programme: USD $937,975,000.

         Guarantee issued October 11, 2001, in favor of the holders, trustee and paying agent of the Powergen US Funding LLC bond at end of Reporting Period under guaranteeing USD $1,200,000,000.

* Guarantees of amounts under the various existing ISDA agreements for obligations/liabilities relating to Treasury transactions (principally interest rate and cross currency swaps) have a net exposure as of June 30, 2002 of USD $71,979,114.


-----------------------
REPORTING REQUIREMENT NO. 3: Powergen's aggregate investment, as defined under rule 53, in dollars and as a percentage of Powergen's consolidated retained earnings, in EWGs and FUCOs, excluding investments made prior to the date of the Merger, as of the end of the Reporting Period and a description of EWG and FUCO investments made during the Reporting Period.

Response:

A. As of June 30, 2002, Powergen's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $1,797 million.

B. Powergen had USD $132 million less aggregate investment, as defined in Rule 53, in EWGs and FUCOs on June 30, 2002 as compared to the date of the Merger.


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C.       Powergen's additional aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was (7)% as of June 30, 2002.

D. During the Reporting Period, Powergen made the following investments in EWGs and FUCOs:

                        Transaction                                 Amount
------------------------------------------------------------   --------------
Disposal of Monroe                                             ($170) million

WKE and other                                                     $23 million

                           Total                               $(147) million

Net aggregate investment in EWGs and FUCOs from the date          $15 million
of the Merger to December 31, 2001

Net reduction in the aggregate investment in EWGs and          $(132) million
FUCOs from the date of the Merger to June 30, 2002


Powergen had a $22 million increase in the U.S. Dollar equivalent of the L325 million investment in Powergen Group Holdings, which has been specifically excluded from the above responses, since it is solely due to foreign exchange.


-----------------------
REPORTING REQUIREMENT NO. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by Powergen since the date of the Order, including any LG&E Energy acquisition debt.

Response: Outstanding as of June 30, 2002


Issuer*                  Type of Security                                 GBP              USD
-----------------------  ------------------------------------------ ---------------  --------------
Powergen                 Ordinary Shares, including options and      L18,152,410     $   27,669,718
                         warrants

US Holdings              Ordinary Shares, including options and              N/A                N/A
                         warrants
                         Preferred Shares                                    N/A                N/A
                         Short-Term Debt                                     N/A               None
                         Long-Term Debt(1)                                   N/A     $  400,000,000


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Powergen US
Funding
                         Short-Term Debt(1)                                  N/A     $  937,975,000
                         Long-Term Debt(1)                                   N/A     $1,200,000,000

Total Securities Issued
and Outstanding                                                                      $2,565,644,718


Powergen                 Guaranteed Debt Outstanding                         N/A     $2,537,975,000

* Since the Aggregate Limitation of $6 billion applies to securities issued by both Powergen and US Holdings and the LG&E Energy acquisition debt was incurred by US Holdings, the above chart includes aggregate securities outstanding of Powergen and US Holdings. Also, since debt incurred by Powergen US Funding, a financing subsidiary of US Holdings, is included in the Aggregate Limitation, the above chart includes securities outstanding of Powergen US Funding. Guarantees are not included in the Aggregate Limitation.

(1) Guaranteed by Powergen


-----------------------
REPORTING REQUIREMENT NO. 5: A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response:

SHARE ISSUANCES:

  Date of        Acquiring        Issuing           Description                              Proceeds     Proceeds
  Issuance        Company         Company           of Security   Quantity    Par Value         (L)         (USD)
------------  ----------------  -----------------  -------------  -------- ---------------  ----------  -------------
  March 4,    Powergen US       Powergen           Ordinary        8,001              $50       --      400,050,000*
    2002      Investments       Luxembourg Sarl    Shares

  March 5,    Powergen          Powergen           Ordinary        8,001              $50       --          400,050*
    2002      Luxembourg Sarl   Luxembourg         Shares
                                Holding Sarl

  Various     Powergen US       Powergen US        A Non-voting        1     $576,107,037       --       15,859,467**
              Investments Corp  Securities Ltd

  Various     Powergen US       Powergen US        B Non-voting        1     $624,446,957       --       15,859,467**
              Investments Corp  Securities Ltd

  Various     Powergen US       Powergen US        C Non-voting        1   $2,018,360,618       --       47,578,399**
              Investments Corp  Securities Ltd

  Varioua     Powergen US       Powergen US        D Non-voting        1     $447,178,054       --        9,515,680**
              Investments Corp  Securities Ltd

  Various     Powergen US       Powergen US        E Non-voting        1     $317,454,671       --        6,343,787**
              Investments Corp  Securities Ltd

* Consideration received in the form of shares to equivalent value in Powergen Luxembourg Securities Sarl.

** The shares are partly paid; the proceeds result from further calls for payment. No new shares have been issued.


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DEBT ISSUANCES:

                                                                                   Aggregate    Aggregate
 Date of       Issuing     Acquiring       Principal      Interest                 Proceeds     Proceeds
 Issuance      Company      Company         Amount          Rate         Term      (BBP)      (USD)DIAMOND
----------  ------------  ------------  ---------------  ----------- -----------  ----------  ------------
 December   Powergen US   Powergen UK   Euro 19,252,234    None.      On demand.     --        17,244,477
 21, 2001   Holdings Ltd  Securities

 June 21,   Powergen US   Powergen UK   Euro 75,194,316    None.      On demand.     --        72,509,879
   2002     Holdings Ltd  Securities

DIAMOND   Conversion Rates:   At December 21, 2001 1 Euro = $1.1164;
          At June 21, 2002 : 1 Euro = $1.037


-----------------------
REPORTING REQUIREMENT NO. 6: The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by any LG&E and KU from the system money pool during the Reporting Period.

Response:  None.

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below):



Net Money Pool Balances as of the End of the Reporting Period by Participating Company*


       Company        Net Amount On Deposit    Net Amount of Borrowings
-------------------  -----------------------  --------------------------
LG&E Energy              $176,442,593
KU                                                    $19,589,650
LG&E                                                  $91,552,943

* A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.


-----------------------
REPORTING REQUIREMENT NO. 7: The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:  None.


-----------------------
REPORTING REQUIREMENT NO. 8: The amount and terms of any nonexempt financings consummated by any U.S. Non-Utility Subsidiary during the Reporting Period.

Response:  None.


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-----------------------
REPORTING REQUIREMENT NO. 9: A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of Powergen, LG&E Energy and each first-tier subsidiary of LG&E Energy.

Response:

For Powergen, please see Exhibit A-1 attached hereto.

For the LG&E Energy and its first-tier subsidiaries, please see Exhibit A-2 attached hereto.


-----------------------
REPORTING REQUIREMENT NO. 10: Copies of Powergen's filings on Form 20-F and semi-annual reports to shareholders.

Response:   Not applicable. As of July 1, 2002, Powergen was acquired by E.ON AG and became a wholly-owned subsidiary of E.ON AG and thus did not prepare a report to shareholders.


-----------------------
REPORTING REQUIREMENT NO. 11: The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response: On May 23, 2002, KU refinanced its pollution control series 1B, 2B, 3B and 4B bonds. The new bonds (series 12, 13, 14, and 15) total the same principal amount, USD $37.93 million, and are due in February 2032. The new notes bear interest at a variable rate reset by the remarketing agent at various intervals ranging from 1 to 270 days.


-----------------------
REPORTING REQUIREMENT NO. 12: The amount and terms of any exempt financings consummated during the Reporting Period by the U.S. Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:  None.


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-----------------------
REPORTING REQUIREMENT NO. 13: Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: Total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period.

Response:

Powergen's "aggregate investment" in EWGs and FUCOs (as determined in accordance with Rule 53(a)): $950 million.

Powergen's average consolidated retained earnings (as determined in accordance with Rule 53(a)): $1,920 million.

Ratio of aggregate investment in EWGs/FUCOS as a percentage of average consolidated retained earnings: 49.5%.

Total Capitalization as of June 30, 2002:  $10,689 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 8.9%.

Net Utility Plant as of June 30, 2002:  $6,718 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 14.1%.

Total Consolidated Assets as of June 30, 2002:  $14,700 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 6.5%.

Market Value of Common Equity as of December 31, 2001:  $7,711 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 12.3%.


-----------------------
REPORTING REQUIREMENT NO. 14: Market-to-Book Ratio of Powergen's capital stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of Powergen's capital stock as of June 30, 2002: 14.3%.


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REPORTING REQUIREMENT NO. 15: Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to other Powergen subsidiaries.

Response:

Decrease in consolidated retained earnings for Powergen, including LG&E Energy, in the six months ended June 30, 2002:

         Consolidated retained earnings under US GAAP as of June 30, 2002:
         $1,797 million (converted from pound at rate of 1.5243)

         Consolidated retained earnings under US GAAP as of December 31, 2001:
         $1,885 million (converted from pound at rate of 1.5243 to ensure comparability)

         Decrease in consolidated retained earnings over six months to June 30, 2002: $88 million

Increase in consolidated retained earnings for EWGs and FUCOs in the six months ended June 30, 2002:

         Retained earnings of EWG / FUCOS under US GAAP as of June 30, 2002:
         $2,075 million (Powergen Group Holdings converted from pound at rate of 1.5243)

         Retained earnings of EWG /FUCOS under US GAAP as of December 31, 2001:
         $2,037 million (Powergen Group Holdings converted from pound at rate of 1.5243 to ensure comparability)

         Increase in consolidated retained earnings over six months to June 30, 2002: $38 million


-----------------------
REPORTING REQUIREMENT NO. 16: Statement of revenues and net income of each Powergen EWG and FUCO for the twelve months ended as of the end of the Reporting Period.

Response:

Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).


-----------------------
EXHIBITS (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).).

A-1      Capitalization table of Powergen plc at June 30, 2002.

A-2 Capitalization table of LG&E Energy Corp. and its First-Tier Subsidiaries at June 30, 2002.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9671) to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 29, 2002                        POWERGEN PLC


                                               By: /s/ Christopher Salame
                                                  ------------------------------
                                                   Christopher Salame
                                                   Company Secretary



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